      AS FILED WITH THE SECURITIES EXCHANGE COMMISSION ON FEBRUARY 8, 2000



                                                                FILE NO. 5-56231

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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                AMENDMENT NO. 2
                                       TO
                                 SCHEDULE 13E-3
                        RULE 13E-3 TRANSACTION STATEMENT
       (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

                            ------------------------

                                INTERDENT, INC.
                                (Name of Issuer)
                         ------------------------------

                                INTERDENT, INC.
                           CB CAPITAL INVESTORS, L.P.
                            SPROUT CAPITAL VII, L.P.
                            DLJ CAPITAL CORPORATION
                              DLJ FIRST ESC L.L.C.
                             SPROUT GROWTH II, L.P.
                           THE SPROUT CEO FUND, L.P.
                           SRM 1993 CHILDREN'S TRUST
                                MICHAEL T. FIORE
                       (Name of Persons Filing Statement)

                         ------------------------------

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)

                                   45865R109
                     (CUSIP Number of Class of Securities)

                                MICHAEL T. FIORE
                    CO-CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                                INTERDENT, INC.
                      222 NORTH SEPULVEDA BLVD., SUITE 740
                         EL SEGUNDO, CALIFORNIA, 90235
                                 (310) 765-2400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
           Communications on Behalf of the Persons Filing Statement)

                                   COPIES TO:


                            RICHARD J. BABCOCK, ESQ.
                              MARTIN FLORMAN, ESQ.
                            MCDERMOTT, WILL & EMERY
                          18101 VON KARMAN, SUITE 1100
                           IRVINE, CALIFORNIA, 92612
                                 (949) 851-0633

                            ------------------------

This statement is filed in connection with (check the appropriate box):

  a.     /X/    The filing of solicitation materials or an information
                statement subject to Regulation 14A, Regulation 14C or Rule
                13e-3(c) under the Securities Exchange Act of 1934.
  b.     / /    The filing of a registration statement under the Securities
                Act of 1933.
  c.     / /    A tender offer.
  d.     / /    None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: /X/

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--------------------------------------------------------------------------------


    This amended Rule 13e-3 Transaction Statement on Schedule 13E-3 filed pursuant to Section 13(e) of the Securities and Exchange Act of 1934, as amended, relates to the Agreement and Plan of Merger, dated as of October 22, 1999, by and between InterDent, Inc. and ID Recap, Inc. The terms and conditions of the merger agreement are described in the revised proxy statement filed by InterDent with the Securities and Exchange Commission immediately prior to the filing of this statement.


    The cross reference sheet below is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in the proxy statement of the information required to be included in response to the items of this statement. The information in the proxy statement, including all exhibits thereto, is hereby expressly incorporated herein by reference and the responses to each item in this statement are qualified in their entirety by the information contained in the proxy statement.

                             CROSS-REFERENCE SHEET


           ITEM IN
       SCHEDULE 13E-3                      WHERE LOCATED IN THE PROXY STATEMENT
-----------------------------  ------------------------------------------------------------
Item 1(a)                      Cover Page

Item 1(b)                      INFORMATION CONCERNING THE SPECIAL MEETING -- Vote Required
                               to Approve the Merger; Certain Holders of Common Stock and
                               Preferred Stock Voting in Favor of the Merger

Item 1(c)-(d)                  MARKET PRICE INFORMATION; DIVIDENDS AND RELATED STOCKHOLDER
                               MATTERS and SELECTED FINANCIAL DATA

Item 1(e)                      *

Item 1(f)                      MARKET PRICE INFORMATION; DIVIDENDS AND RELATED STOCKHOLDER
                               MATTERS -- Affiliate Group Common Stock Purchase Information

Item 2(a)-(d) and (g)          SPECIAL FACTORS -- Members of the Affiliate Group and
                               Appendix G

Item 2(e)-(f)                  **

Item 3(a)(1)                   *

Item 3(a)(2) and (b)           SPECIAL FACTORS -- Background of the Merger; -- Conflicts of
                               Interests and Other Interests of the Affiliate Group --
                               EXCHANGE AND SUBSCRIPTION AGREEMENTS -- PAYMENT AND
                               CANCELLATION OF 7% CONVERTIBLE SUBORDINATED NOTES --
                               MANAGEMENT SERVICES AGREEMENT -- STOCKHOLDERS AGREEMENT --
                               VOTING AGREEMENT -- TREATMENT OF STOCK OPTIONS

Item 4(a)                      SPECIAL FACTORS; PROPOSALS AT THE SPECIAL MEETING and
                               Appendices A, C, and D

Item 4(b)                      SPECIAL FACTORS -- Conflicts of Interest and Other Interests
                               of the Affiliate Group -- EXCHANGE AND SUBSCRIPTION
                               AGREEMENTS -- PAYMENT AND CANCELLATION OF 7% CONVERTIBLE
                               NOTES -- STOCKHOLDERS AGREEMENT -- VOTING AGREEMENT --
                               TREATMENT OF STOCK OPTIONS

Item 5(a)-(g)                  SPECIAL FACTORS -- Plans for InterDent after the Merger

Item 6(a)-(c)                  SPECIAL FACTORS -- Financing and Expenses of the Merger

Item 6(d)                      *

Item 7(a)-(c)                  SPECIAL FACTORS -- Background of the Merger; -- Purposes and
                               Reasons of the Merger; Certain Effects of the Merger

Item 7(d)                      SPECIAL FACTORS -- Purposes and Reasons of the Merger;
                               Certain Effects of the Merger; -- Conflicts of Interest and
                               Other Interests of the Affiliate Group -- EXCHANGE AND
                               SUBSCRIPTION AGREEMENTS -- PAYMENT AND CANCELLATION OF 7%
                               CONVERTIBLE SUBORDINATED NOTES -- EMPLOYMENT AGREEMENTS --
                               MANAGEMENT SERVICES AGREEMENT -- STOCKHOLDERS AGREEMENT --
                               VOTING AGREEMENT; -- Rights of Dissenting Stockholders;
                               PROPOSALS AT THE SPECIAL MEETING -- Certain Tax
                               Considerations; -- Accounting Treatment; -- Certain
                               Litigation; MARKET PRICE INFORMATION; DIVIDENDS; AND RELATED
                               STOCKHOLDER MATTERS -- Effect of Merger on Principal
                               Stockholders of InterDent; -- Effect of Merger on Interests
                               in Net Book Value and Net Earnings of InterDent

Item 8(a)-(b)                  SPECIAL FACTORS -- Background of the Merger; --
                               Recommendations of the Special Committee and the Board of
                               Directors; Fairness of the Merger; -- Opinion of Deutsche
                               Banc Alex. Brown; -- Position of the Affiliate Group as to
                               Fairness

           ITEM IN
       SCHEDULE 13E-3                      WHERE LOCATED IN THE PROXY STATEMENT
-----------------------------  ------------------------------------------------------------
Item 8(c)                      INFORMATION CONCERNING THE SPECIAL MEETING -- Vote Required
                               to Approve the Merger; Certain Holders of Common Stock and
                               Preferred Stock Voting in Favor of the Merger; SPECIAL
                               FACTORS -- Purposes and Reasons of the Merger; Certain
                               Effects of the Merger

Item 8(d)                      SPECIAL FACTORS -- The Special Committee

Item 8(e)                      SPECIAL FACTORS -- The Special Committee; -- Recommendations
                               of the Special Committee and the Board of Directors

Item 8(f)                      *

Item 9(a)-(c)                  SPECIAL FACTORS -- Background of the Merger; -- The Special
                               Committee; -- Opinion of Deutsche Banc Alex. Brown and
                               Appendix B

Item 10(a)                     SPECIAL FACTORS -- Position of the Affiliate Group as to
                               Fairness; -- Conflicts of Interest and Other Interests of
                               the Affiliate Group -- EXCHANGE AND SUBSCRIPTION AGREEMENTS
                               -- PAYMENT AND CANCELLATION OF 7% CONVERTIBLE SUBORDINATED
                               NOTES -- EMPLOYMENT AGREEMENTS -- STOCKHOLDERS AGREEMENT --
                               VOTING AGREEMENT and Appendices A, C, and D

Item 10(b)                     *

Item 11                        SPECIAL FACTORS -- Position of Affiliate Group as to
                               Fairness; -- Conflicts of Interest and Other Interests of
                               the Affiliate Group -- EXCHANGE AND SUBSCRIPTION AGREEMENTS
                               -- PAYMENT AND CANCELLATION OF CONVERTIBLE SUBORDINATED
                               NOTES -- EMPLOYMENT AGREEMENTS -- STOCKHOLDERS AGREEMENT --
                               VOTING AGREEMENT and Appendices A, C, and D

Item 12(a)-(b)                 SPECIAL FACTORS -- Position of Affiliate Group as to
                               Fairness; -- Conflicts of Interest and Other Interests of
                               the Affiliate Group -- EXCHANGE AND SUBSCRIPTION AGREEMENTS
                               -- VOTING AGREEMENT and Appendices A, C, and D

Item 13(a)                     SPECIAL FACTORS -- Rights of Dissenting Stockholders and
                               Appendix E

Item 13(b-(c))                 *

Item 14(a)                     SELECTED FINANCIAL DATA and Pages F-1 through F-56

Item 15(a)-(b)                 INFORMATION CONCERNING THE SPECIAL MEETING -- Solicitation
                               and Revocation of Proxies

Item 16                        PROPOSALS AT THE SPECIAL MEETING -- Certain Litigation;
                               BUSINESS OF THE COMPANY -- Legal Proceedings; Proxy
                               Statement and related Notice of Special Meeting and Proxy

Item 17(a)                     *

Item 17(b)                     **

Item 17(c)                     **

Item 17(d)                     Proxy Statement and related Notice of Special Meeting and
                               Proxy

Item 17(e)                     Appendix E

Item 17(f)                     *


------------------------

*  The Item is inapplicable or the answer thereto is in the negative.
** The information requested by this item is included in this Schedule 13E-3 or as an Exhibit hereto.

ITEM 1.  ISSUER AND CLASS OF SECURITIES SUBJECT TO THE TRANSACTION

    (a) The information set forth on the cover page of the Proxy Statement is incorporated herein by reference.


    (b) The information set forth under "INFORMATION CONCERNING THE SPECIAL MEETING -- Vote Required to Approve the Merger; Certain Holders of Common Stock and Preferred Stock Voting in Favor of the Merger" is incorporated herein by reference.


    (c)-(d) The information set forth under "MARKET PRICE INFORMATION; DIVIDENDS AND RELATED STOCKHOLDER MATTERS" and "SELECTED FINANCIAL DATA" is incorporated herein by reference.

    (e)  Not applicable.

    (f) The information set forth under "MARKET PRICE INFORMATION; DIVIDENDS; AND RELATED STOCKHOLDER MATTERS -- Affiliate Group Common Stock Purchase Information" is incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND

    (a)-(d) and (g) This Schedule 13E-3 is being filed by the issuer, C.B. Capital Investors, L.P., Sprout Capital VII, L.P., DLJ Capital Corp., DLJ First ESC L.L.C., Sprout Growth II, L.P., The Sprout CEO Fund, L.P., SRM 1993 Children's Trust, Michael T. Fiore and certain related person. The information set forth under "SPECIAL FACTORS -- Members of the Affiliate Group" and Appendix G is incorporated herein by reference.

    (e) and (f) During the last five years, none of individuals described in Items 2 (a)-(d) above has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); nor has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS

    (a)(1)  Not applicable.


    (a)(2) and (b) The information set forth under "SPECIAL FACTORS -- Background of the Merger; -- Conflicts of Interests and Other Interests of the Affiliate Group -- EXCHANGE AND SUBSCRIPTION AGREEMENTS -- PAYMENT AND CANCELLATION OF 7% CONVERTIBLE SUBORDINATED NOTES -- MANAGEMENT SERVICES AGREEMENT -- VOTING AGREEMENT -- STOCKHOLDERS AGREEMENT -- TREATMENT OF STOCK OPTIONS" is incorporated herein by reference.


ITEM 4.  TERMS OF THE TRANSACTIONS

    (a) The information set forth under "SPECIAL FACTORS," "PROPOSALS AT THE SPECIAL MEETING" and Appendices A, C and D is incorporated herein by reference.


    (b) The information set forth under "SPECIAL FACTORS -- Conflicts of Interest and Other Interests of the Affiliate Group -- EXCHANGE AND SUBSCRIPTION AGREEMENTS -- PAYMENT AND CANCELLATION OF 7% CONVERTIBLE SUBORDINATED NOTES -- VOTING AGREEMENT -- STOCKHOLDERS AGREEMENT -- TREATMENT OF STOCK OPTIONS" is incorporated herein by reference.


ITEM 5.  PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE


    (a)-(g) The information set forth under "SPECIAL FACTORS -- Plans for InterDent after the Merger" is incorporated herein by reference.

ITEM 6.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

    (a)-(c) The information set forth under "SPECIAL FACTORS -- Financing and Expenses of the Merger" is incorporated herein by reference.

    (d)  Not applicable.

ITEM 7.  PURPOSES, ALTERNATIVES, REASONS AND EFFECTS

    (a)-(c) The information set forth under "SPECIAL FACTORS -- Background of the Merger; -- Purposes and Reasons of the Merger; Certain Effects of the Merger" is incorporated herein by reference.


    (d) The information set forth under "SPECIAL FACTORS -- Purposes and Reasons of the Merger; Certain Effects of the Merger; -- Conflicts of Interest and Other Interests of the Affiliate Group -- EXCHANGE AND SUBSCRIPTION AGREEMENTS -- PAYMENT AND CANCELLATION OF 7% CONVERTIBLE SUBORDINATED NOTES -- EMPLOYMENT AGREEMENTS -- MANAGEMENT SERVICES AGREEMENT -- STOCKHOLDERS AGREEMENT -- VOTING AGREEMENT; --Rights of Dissenting Stockholders;" "PROPOSALS AT THE SPECIAL MEETING -- Certain Tax Considerations -- Accounting Treatment -- Certain Litigation;" and "MARKET PRICE INFORMATION; DIVIDENDS; AND RELATED STOCKHOLDER MATTERS -- Effect of Merger on Principal Stockholders of InterDent; -- Effect of Merger on Interests in Net Book Value and Net Earnings of InterDent" is incorporated herein by reference.


ITEM 8.  FAIRNESS OF THE TRANSACTIONS


    (a)-(b) The information set forth under "SPECIAL FACTORS -- Background of the Merger; -- Recommendations of the Special Committee and the Board of Directors; Fairness of the Merger; -- Opinion of Deutsche Banc Alex. Brown; -- Position of the Affiliate Group as to Fairness" is incorporated herein by reference.



    (c) The information set forth under "INFORMATION CONCERNING THE SPECIAL MEETING -- Vote Required to Approve the Merger; Certain Holders of Common Stock and Preferred Stock Voting in Favor of the Merger " and "SPECIAL FACTORS -- Purposes and Reasons of the Merger; Certain Effects of the Merger" is incorporated herein by reference.


    (d) The information set forth under "SPECIAL FACTORS -- The Special Committee" is incorporated herein by reference.


    (e) The information set forth under "SPECIAL FACTORS -- The Special Committee; -- Recommendations of the Special Committee and the Board of Directors; Fairness of the Merger" is incorporated herein by reference.


    (f)  Not applicable.

ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS

    (a)-(c) The information set forth under "SPECIAL FACTORS -- Background of the Merger; -- The Special Committee; -- Opinion of the Deutsche Banc Alex. Brown" and Appendix B is incorporated herein by reference.

ITEM 10.  INTEREST IN SECURITIES OF THE ISSUER


    (a) The information set forth under "SPECIAL FACTORS -- Members of the Affiliate Group" and "MARKET PRICE INFORMATION; DIVIDENDS; AND RELATED STOCKHOLDER MATTERS -- Effect of Merger on Principal Stockholders of InterDent" is incorporated herein by reference.


    (b)  Not applicable.

ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES


    The information set forth under "SPECIAL FACTORS -- Conflicts of Interest and Other Interests of the Affiliate Group -- EXCHANGE AND SUBSCRIPTIONS AGREEMENTS -- PAYMENT AND CANCELLATION OF 7% CONVERTIBLE SUBORDINATED NOTES -- EMPLOYMENT AGREEMENTS -- STOCKHOLDERS AGREEMENT -- VOTING AGREEMENT" and Appendices A, C and D is incorporated herein by reference.


ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION


    (a)-(b) The information set forth under "SPECIAL FACTORS -- Position of the Affiliate Group as to Fairness; -- Conflicts of Interest and Other Interests of the Affiliate Group -- EXCHANGE AND SUBSCRIPTION AGREEMENTS -- VOTING AGREEMENT" and Appendices A, C and D is incorporated herein by reference.


ITEM 13.  OTHER PROVISIONS OF THE TRANSACTION

    (a) The information set forth under "SPECIAL FACTORS -- Rights of Dissenting Stockholders" and Appendix E is incorporated herein by reference.

    (b)-(c)  Not applicable.

ITEM 14.  FINANCIAL INFORMATION

    (a)-(b) The information set forth under "SELECTED FINANCIAL DATA" and on pages F-1 through F-56 of the Proxy Statement is incorporated herein by reference.

ITEM 15.  PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED

    (a)-(b) The information set forth under "INFORMATION CONCERNING THE SPECIAL MEETING -- Solicitation and Revocation of Proxies" is incorporated herein by reference.

ITEM 16.  ADDITIONAL INFORMATION


    The information set forth under "PROPOSALS AT THE SPECIAL MEETING -- Certain Litigation" -- "BUSINESS OF THE COMPANY -- Legal Proceedings" is incorporated herein by reference. In addition, reference is hereby made to the Proxy Statement and to each exhibit attached thereto, each of which is incorporated herein by reference.


ITEM 17.  MATERIAL TO BE FILED AS EXHIBITS

    (a)  Not applicable.

    (b)(1) Opinion of Deutsche Banc Alex. Brown (incorporated by reference to Appendix B to the Proxy Statement).

    (b)(2)  Presentation of Deutsche Banc Alex. Brown to the Special Committee.

    (c)(1) Agreement and Plan of Merger, dated as of October 22, 1999, between InterDent and ID Recap, Inc. (incorporated by reference to Appendix A to the Proxy Statement).

    (c)(2) Exchange and Subscription Agreement, dated as of November 18, 1999, by and among ID Recap, Inc., C.B. Capital Investors, L.P. Sprout Capital VII, L.P., DLJ Capital Corp., DLJ First ESC L.L.C., Sprout Growth II, L.P. and The Sprout CEO Fund, L.P.

    (c)(3) Exchange and Subscription Agreement, dated as of October 22, 1999, by and between ID Recap, Inc. and SRM 1993 Children's Trust.

    (c)(4) Exchange and Subscription Agreement, dated as of October 22, 1999, by and between ID Recap, Inc. and Michael T. Fiore.

    (c)(5) Voting Agreement, dated as of November 18, 1999, by and among ID Recap, Inc., CB Capital, Investors, L.P. Sprout Capital VII, L.P., DLJ Capital Corp., DLJ First ESC L.L.C., Sprout Growth II, L.P. and The Sprout CEO Fund, L.P.

    (c)(6) Voting Agreement, dated as of October 22, 1999, by and between ID Recap, Inc. and SRM 1993 Children's Trust.

    (c)(7) Voting Agreement, dated as of October 22, 1999, by and between ID Recap, Inc. and Michael T. Fiore.

    (c)(8) Voting Agreement, dated as of October 22, 1999, by and between ID Recap, Inc. and Steven R. Matzkin.


    (c)(9) Form of Employment Agreement by and between InterDent, Inc. and Michael T. Fiore.



    (c)(10) Form of Employment Agreement by and between InterDent, Inc. and Steven R. Matzkin, D.D.S.


    (d) Proxy Statement and related Notice of Special Meeting and Proxy (incorporated by reference to the Proxy Statement filed by InterDent, Inc. on the date hereof).

    (e) Dissenters' Rights Provisions (incorporated by reference to Appendix E to the Proxy Statement).

    (f)  Not applicable.

                                   SIGNATURE


    After due inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this amended statement is true, complete and correct.



Dated: February 7, 2000                  INTERDENT, INC.

                                         By: /s/ MICHAEL T. FIORE
                                         Name: Michael T. Fiore
                                         Title: Co-Chairman and Chief Executive Officer

                                         CB CAPITAL INVESTORS, L.P.

                                         By: CB Capital Investors, Inc.
                                         Its: General Partner

                                         By: /s/ JOHN O'CONNOR
                                         Name: John O'Connor
                                         Title: Vice President

                                         SPROUT CAPITAL VII, L.P.

                                         By: DLJ Capital Corp.
                                         Its: Managing General Partner

                                         By: /s/ ARTHUR S. ZUCKERMAN
                                         Name: Arthur S. Zuckerman
                                         Title: Vice President

                                         DLJ CAPITAL CORPORATION

                                         By: /s/ ARTHUR S. ZUCKERMAN
                                         Name: Arthur S. Zuckerman
                                         Title: Vice President

                                         DLJ FIRST ESC L.L.C

                                         By: DLJ LBO Plans Management Corporation
                                         Its: Manager

                                         By: /s/ ARTHUR S. ZUCKERMAN
                                         Name: Arthur S. Zuckerman
                                         Title: Vice President

                                         SPROUT GROWTH II, L.P.

                                         By: DLJ Capital Corp.
                                         Its: Managing General Partner

                                         By: /s/ ARTHUR S. ZUCKERMAN
                                         Name: Arthur S. Zuckerman
                                         Title: Vice President

                                         THE SPROUT CEO FUND, L.P.

                                         By: DLJ Capital Corp.
                                         Its: General Partner

                                         By: /s/ ARTHUR S. ZUCKERMAN
                                         Name: Arthur S. Zuckerman
                                         Title: Vice President

                                         SRM 1993 CHILDREN'S TRUST

                                         By: /s/ THEODORE L. KOENIG
                                         Name: Theodore L. Koenig
                                         Its: Trustee

                                         /s/ MICHAEL T. FIORE
                                         MICHAEL T. FIORE